Exhibit 4

                        SUBSIDIARIES OF THE REGISTRANT


      The following table sets forth the only significant subsidiary of the Registrant which is wholly-owned by Registrant:

                        Name                 State of Incorporation

            Kentucky Food Stores, Inc.               Kentucky

      The Registrant has several small or inactive subsidiaries which are omitted from the above list. Such omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary."